Filed by Empire State Realty Trust, Inc.

and Empire State Realty OP, L.P.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies: Empire State Realty Trust, Inc.

Commission File No. for Registration Statement

on Form S-4: 333-179486

Empire State Realty OP, L.P.

Commission File No. for Registration Statement

on Form S-4: 333-179486-01

The following is an additional telephone script for incoming calls to Malkin Holdings LLC or its proxy solicitation agent from participants in Empire State Building Associates L.L.C. or 60 East 42nd St. Associates L.L.C.:

The following response is to answer a participant’s inquiry regarding attainment of the required supermajority in such participant’s LLC:

•	Empire State Building Associates L.L.C.:

•	As of May 28, more than the required supermajority has approved the consolidation and IPO in all of the participating groups in Empire State Building Associates L.L.C.

•	60 East 42nd St. Associates L.L.C.:

•	As of May 28, more than the required supermajority has approved the consolidation and IPO in six of the seven participating groups (#1, #2, #3, #4, #7 and #8) in 60 East 42nd St. Associates L.L.C.